

04033533

SECURITIES AND EXCHANGE COMMISSION



Washington, DC 20549

FORM 11-K

| X | ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |

OR

| | TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 |

For the fiscal year ended December 31, 2003

COMMISSION FILE NO. 1-4825

WEYERHAEUSER COMPANY INVESTMENT GROWTH PLAN

---

WEYERHAEUSER COMPANY

A Washington Corporation

Federal Way, Washington 98063
Telephone: (253) 924-2345

## Financial Statements and Exhibit

Item 4:    Plan Financial Statements and Schedules prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Investment Growth Plan statements of net assets available for benefits as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2003 together with report of Independent Registered Public Accounting Firm.

Exhibit:    Consent of Independent Registered Public Accounting Firm

## Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Investment Growth Plan have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

By: _____

R. A. Dowdy
Member
Retirement Committee

_____June 22, 2004_____
Date



**KPMG LLP**
Suite 900
801 Second Avenue
Seattle, WA 98104

# Consent of Independent Registered Public Accounting Firm

The Board of Directors
Weyerhaeuser Company:

We consent to the incorporation by reference in the registration statement (No. 333-86114) on Form S-8 of Weyerhaeuser Company of our report dated June 17, 2004, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 2003, and the related supplemental financial statement schedules, which report appears in the December 31, 2003 annual report on Form 11-K of the Weyerhaeuser Company Investment Growth Plan.

KPMG LLP

Seattle, Washington
June 17, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.



WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN

Financial Statements

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)



**KPMG LLP**
Suite 900
801 Second Avenue
Seattle, WA 98104

## Report of Independent Registered Public Accounting Firm

The Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Investment Growth Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4a – Schedule of Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information and supplemental schedules are the responsibility of the Plan's management. The fund information and supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Seattle, Washington
June 17, 2004

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

# WEYERHAEUSER COMPANY
# INVESTMENT GROWTH PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

Dollar amounts in thousands

|  | 2003 | 2002 |
|---|---|---|
| **Assets:** | | |
| Plan interest in the Weyerhaeuser Company 401(k) and | | |
| Performance Share Plan Trust: | | |
| Participant directed investments at fair value: | | |
| Shares of registered investment company funds: | | |
| Vanguard 500 Index Fund | $ 634,819 | 379,283 |
| Vanguard Extended Market Index Fund | 140,591 | 70,755 |
| Vanguard Total International Stock Index Fund | 31,155 | 15,397 |
| Vanguard Wellesley Income Fund | 250,411 | 182,055 |
| Vanguard Prime Money Market Fund | 28,411 | 16,315 |
| Vanguard Total Bond Fund | 34,005 | 29,683 |
| Non-participant directed investment in Weyerhaeuser | | |
| Company Common Stock Fund at fair value | 416,329 | 340,545 |
| Participant directed investment at contract value: | | |
| Weyerhaeuser Stable Value Fund | 502,034 | 346,481 |
| Participant loans | 441 | 998 |
| | | |
| Participant directed investments at fair value: | | |
| Shares of registered investment company and common | | |
| commingled trust funds: | | |
| Vanguard Balanced Fund | — | 43,864 |
| Vanguard Institutional Index Fund | — | 49,167 |
| Vanguard Value Index Fund | — | 20,484 |
| Vanguard Growth Index Fund | — | 31,686 |
| Vanguard Prime Money Market Fund | — | 10,837 |
| U.S. Trust Capital Preservation Fund | — | 39,794 |
| Wells Fargo Short-Term Income Fund | — | 1,065 |
| Non-participant directed investment at fair value: | | |
| Weyerhaeuser Company Common Stock Fund | — | 9,652 |
| Participant directed investment at contract value: | | |
| Willamette Stable Value Fund | — | 132,553 |
| Total investments | 2,038,196 | 1,720,614 |
| | | |
| **Receivables:** | | |
| Participant contributions | — | 4 |
| Employer contributions | — | 1 |
| Total receivables | — | 5 |
| | | |
| Net assets available for benefits | $ 2,038,196 | 1,720,619 |

See accompanying notes to financial statements.

**WEYERHAEUSER COMPANY**
**INVESTMENT GROWTH PLAN**

Statement of Changes in Net Assets Available for Benefits with Fund Information

Year Ended December 31, 2003

Dollar amounts in thousands

|  | Weyerhaeuser Company Common Stock Fund (non-participant directed) | All other investments (participant directed) | Total |
|---|---|---|---|
| Additions: |  |  |  |
| Contributions: |  |  |  |
| Employer | $ 39,476 | — | 39,476 |
| Participant | 11,058 | 84,148 | 95,206 |
| Total contributions | 50,534 | 84,148 | 134,682 |
| Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust | 115,223 | 222,507 | 337,730 |
| Total additions | 165,757 | 306,655 | 472,412 |
| Deductions: |  |  |  |
| Benefits paid to participants | 30,991 | 159,862 | 190,853 |
| Net increase prior to interfund transfers and plan transfers | 134,766 | 146,793 | 281,559 |
| Transfer from Weyerhaeuser Company 401(k) Salaried Plan for Former MacMillan Bloedel Employees | 472 | 33,486 | 33,958 |
| Other plan transfers, net | 1,365 | 695 | 2,060 |
| Interfund transfers, net | (70,472) | 70,472 | — |
| Net increase | 66,131 | 251,446 | 317,577 |
| Net assets available for benefits: |  |  |  |
| Beginning of year | 350,198 | 1,370,421 | 1,720,619 |
| End of year | $ 416,329 | 1,621,867 | 2,038,196 |

See accompanying notes to financial statements.

**(1) Description of the Plan**

The following description of the Weyerhaeuser Company Investment Growth Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

*(a)* *General*

The Plan is a defined contribution plan and was established April 1, 1968. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any salaried employee of Weyerhaeuser Company (the Company) or of a participating subsidiary and certain hourly employees who are eligible for salaried benefits are eligible to participate in the Plan on a voluntary basis. The president of the Company designates participating subsidiaries from among the eligible domestic corporations of which the voting stock is owned by the Company and/or one of its other subsidiaries. No person covered by a collective bargaining agreement may participate unless such agreement expressly provides for participation.

The Plan was amended effective December 31, 2002 to merge all or a portion of the assets of the following plans (collectively the Merged Plans) into the Plan:

- Cedar River Paper Company Retirement Plus Plan (Cedar River Plan)

- TJ International, Inc. Investment Plan (TJ Plan)

- Willamette Industries Stock Purchase Plan

- Weyerhaeuser Company 401(k) Plan

- WILLMATCH Employees' Savings 401(k) Plan

Participants in the Cedar River Plan commenced participation in the Plan effective January 1, 2002. Participants in the TJ Plan commenced participation in the Plan effective January 1, 2001. Participants in all other Merged Plans who meet the eligibility requirements were eligible to participate in the Plan effective January 1, 2003.

The Plan was amended effective December 31, 2003 to merge all of the assets of the Weyerhaeuser Company 401(k) Plan for Former MacMillan Bloedel Salaried Employees (MacMillan Bloedel Salaried Plan) into the Plan. Participants in the MacMillan Bloedel Salaried Plan commenced participation in the Plan effective January 1, 2000.

Vanguard Fiduciary Trust Company (VFTC) acts as the trustee, recordkeeper, and investment manager for the Plan. Wells Fargo Bank acted as the trustee and investment manager of a portion of the assets from the Merged Plans as of December 31, 2002. Therefore, the Vanguard and Wells Fargo Bank investment transactions qualify as party-in-interest transactions.

The portion of the Plan invested in the Weyerhaeuser Company Common Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in Weyerhaeuser Stock or paid in cash.

*(b)* *Contributions*

The Plan includes a qualified cash or deferred arrangement described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their base salary to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at the participant's request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2003, the first 7% designated by each participant as the participant's contribution is matched by the Company at a rate of 70%. All employer contributions shall be invested in the Company stock fund. Participants may transfer employer matching contributions upon reaching age 45 and full vesting of their accounts. Participants with employer matching contributions merged into the Plan from the MacMillan Bloedel Salaried Plan (the Merged Funds) may transfer the Merged Funds at any time regardless of age and service.

The participant and employer matching contributions are paid biweekly to the trustee.

*(c)* *Participant Accounts*

Individual accounts are maintained for each of the Plan's participants to reflect the participants' share of the Plan's income, participant contributions, and employer matching contributions. Allocations of income are based on units assigned to participants.

*(d)* *Vesting*

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) retirement at normal or early retirement age under the employer's retirement plan, (2) attaining age 65, (3) death or total and permanent disability while in the employer's employ, (4) termination of service due to a plant closure or (5) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees hired on or before January 1, 2002, who are eligible to participate in the Plan are 100% vested in their accounts. Employees hired after January 1, 2002 vest in the employer contributions and earnings thereon after six years of vesting service according to the following schedule.

| Years of vesting service | Percent vested |
|---|---|
| Less than two years of service | 0% |
| Two years of service | 20% |
| Three years of service | 40% |
| Four years of service | 60% |
| Five years of service | 80% |
| Six or more years of service | 100% |

If a participant is not fully vested in his/her employer contributions upon separation from service and does not return to active employment with the Company within five years, the participant forfeits his/her employer contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2003, approximately $3.5 million of forfeitures were used to reduce employer matching contributions. Unallocated forfeitures are not material to the financial statements.

*(e)    Investment Options*

Participants are allowed to change their investment options 26 times per year. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the eight investment options listed below:

> Weyerhaeuser Company Common Stock Fund
> Vanguard 500 Index Fund
> Vanguard Extended Market Index Fund
> Vanguard Total International Stock Index Fund
> Vanguard Wellesley Income Fund
> Weyerhaeuser Stable Value Fund
> Vanguard Prime Money Market Fund
> Vanguard Total Bond Fund

During 2002, a portion of the Merged Plan participants could also direct their investments outside the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust) into the Vanguard Balanced Fund, Vanguard Institutional Index Fund, Vanguard Value Index Fund, Vanguard Growth Index Fund, Vanguard Prime Money Market Fund, U.S. Trust Capital Preservation Fund, Weyerhaeuser Company Common Stock Fund and Willamette Stable Value Fund. During 2003, these funds were transferred to the existing investment options detailed above.

The information related to the Weyerhaeuser Company Common Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and non-participant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, the entire investment is deemed to be non-participant directed for purposes of this disclosure.

*(f)*    ***Reallocation of Funds***

Participants are allowed to reallocate their accounts on a daily basis among any of the eight investment options.

*(g)*    ***Valuation Frequency***

Account balances are valued on a daily basis.

*(h)*    ***Payment of Benefits***

Participant contributions made before 1983 may be withdrawn upon request. If a participant has not terminated employment, participant contributions made after 1982 may be withdrawn only after age 59-½ or upon financial hardship. Employer matching contributions may be withdrawn either two full calendar years after the year of the contribution or after five years of service, to the extent vested. Additional distribution options as described in the Plan may be available to participants who were participants in a plan that was merged into the Plan effective December 31, 2002 or December 31, 2003, as described above.

Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at less than $5,000 must take a distribution of their entire interest in the Plan at the time of termination. The non-vested portions of the participants' accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

*(i)*    ***Participant Loans***

New loans are not allowed by the Plan. Certain loans were transferred from the TJ Plan and the MacMillan Bloedel Salaried Plan. The interest rates on outstanding loans as of December 31, 2003 range from 9% to 10.5% and the loans mature through December 8, 2005.

*(j)*    ***Expenses of the Plan***

The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets.

   (Continued)

**(2)   Summary of Accounting Policies**

*(a)   Basis of Accounting*

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

*(b)   Participation in Master Trust and Unit Accounting*

The Plan's investments are held in the Master Trust which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. At December 31, 2002, a portion of the assets from the Merged Plans were held outside the Master Trust. On January 1, 2003, those assets were transferred into the Master Trust. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each "unit" represents a portion of ownership in a fund.

*(c)   Investment Valuation and Interest in the Master Trust at Fair Value*

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is reported at contract value, as all contracts within the fund are considered benefit responsive. The Weyerhaeuser Company Common Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Certain investments merged into the Plan (the Merged Investments) were held by Wells Fargo Bank outside the Master Trust at December 31, 2002. The Merged Investments in registered investment company funds, common commingled trust funds and the Weyerhaeuser Company Common Stock Fund held are reported at fair value based on quoted market prices as of December 31, 2002. The Willamette Stable Value Fund is reported at contract value as of December 31, 2002 as all contracts within the fund are considered benefit responsive.

*(d)   Income Recognition and Net Investment Income from the Master Trust*

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in Note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(Continued)

**WEYERHAEUSER COMPANY**
**INVESTMENT GROWTH PLAN**

Notes to Financial Statements

December 31, 2003 and 2002

*(e)* *Investment Risk*

The Master Trust and Plan assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

*(f)* *Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

*(g)* *Payment of Benefits*

Benefits are recorded when paid.

**(3) Plan Termination**

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

**(4) Tax Status**

A ruling has been obtained from the Internal Revenue Service stating that the Plan as restated effective November 1, 2001 qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

**(5) Other Plan Transfers**

Other plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants' changing employment within the Company and the related changes in their eligibility status.

9 (Continued)

## (6) Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The value of the Synthetic GICs held in the Master Trust is comprised of the wrappers, bonds, common commingled trust funds, and registered investment company funds totaling $(5.6) million, $13.4 million, $370.8 million, and $47.4 million, respectively, as of December 31, 2003. The value of the Synthetic GICs held in the Master Trust was comprised of the wrappers, bonds, and common commingled trust funds totaling $(7.9) million, $16.8 million, and $269.6 million, respectively, as of December 31, 2002. The value of the Synthetic GICs held by the Willamette Stable Value Fund was comprised of the wrappers and common commingled trust funds totaling $(4.0) million and $79.1 million, respectively, as of December 31, 2002.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies' applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2003 and 2002 was 4.7% and 5.2%, respectively. The aggregate interest rate for the Contracts in the Master Trust as of December 31, 2003 and 2002 was 4.4% and 5.2%, respectively. The fair value of the Contracts in the Master Trust exceeded the contract value by approximately $12.7 million and $13.3 million as of December 31, 2003 and 2002, respectively. The aggregate interest rate for the Contracts in the Willamette Stable Value Fund as of December 31, 2002 was 4.6%. The fair value of the Contracts in the Willamette Stable Value Fund exceeded the contract value by approximately $4.3 million as of December 31, 2002.

On December 31, 2002, the investments in the Willamette Stable Value Fund were held outside of the Master Trust. On January 1, 2003, these investments were transferred into the Master Trust. On August 1, 2003, the Willamette Stable Value Fund was dissolved and assets totaling $101.7 million were transferred to the Weyerhaeuser Stable Value Fund.

The value of the Willamette Stable Value Fund was comprised of traditional GICs, Synthetic GICs, and the Vanguard Prime Money Market Fund totaling $47.2 million, $75.1 million, and $10.2 million, respectively as of December 31, 2002.

On December 31, 2002, the investments in the U.S. Trust Capital Preservation Fund were held outside of the Master Trust. On January 1, 2003, these investments were transferred into the Master Trust. On July 1, 2003 assets in the U.S. Trust Capital Preservation Fund were transferred to other investment options of the Plan.

Contract value of the U.S. Trust Capital Preservation Fund approximated fair value as of December 31, 2002.

(Continued)

## (7) Interest in Master Trust

At December 31, 2003 and 2002, the Plan's interest in the net assets of the Master Trust was approximately 78% and 75%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2003 and 2002 and the investment income (loss) for the year ended December 31, 2003:

|  | 2003 | 2002 |
|---|---|---|
|  | (Dollar amounts in thousands) | |
| Investments: | | |
| Investments in shares of registered investment company funds and Company stock at fair value: | | |
| Weyerhaeuser Company Common Stock Fund including cash equivalents of $3,054 and $3,865, respectively | $ 615,705 | 503,300 |
| Vanguard 500 Index Fund | 801,552 | 498,153 |
| Vanguard Extended Market Index Fund | 176,957 | 101,254 |
| Vanguard Total International Stock Index Fund | 36,536 | 18,762 |
| Vanguard Wellesley Income Fund | 288,215 | 215,502 |
| Vanguard Prime Money Market Fund | 31,808 | 18,734 |
| Vanguard Total Bond Fund | 40,539 | 35,652 |
| Investments in Weyerhaeuser Stable Value Fund at contract value: | | |
| Traditional guaranteed investment contracts | 171,209 | 153,894 |
| Synthetic guaranteed investment contracts | 426,043 | 278,448 |
| Vanguard Prime Money Market Fund | 20,269 | 16,416 |
| Pending trades and other | 1,499 | 50 |
| Participant loans | 441 | 1,000 |
| Total investments | $ 2,610,773 | 1,841,165 |
| Investment income (loss): | | |
| Net appreciation (depreciation) in fair value of investments: | | |
| Weyerhaeuser Company Common Stock Fund | $ 152,013 | |
| Vanguard 500 Index Fund | 158,752 | |
| Vanguard Extended Market Index Fund | 45,745 | |
| Vanguard Total International Stock Index Fund | 8,263 | |
| Vanguard Wellesley Income Fund | 13,199 | |
| Vanguard Total Bond Fund | (455) | |
| U.S. Trust Capital Preservation Fund | 694 | |
| Dividend income | 47,691 | |
| Interest income | 27,873 | |
| Net investment income | $ 453,775 | |

(Continued)

**WEYERHAEUSER COMPANY
INVESTMENT GROWTH PLAN**

Notes to Financial Statements

December 31, 2003 and 2002

**(8)    Non-exempt Transactions**

As disclosed in Schedule II, the Company remitted one participant's 2003 contributions for two pay periods after the date required by the Department of Labor.  During 2003, the Company contributed lost earnings to the participant.

**WEYERHAEUSER COMPANY**
**INVESTMENT GROWTH PLAN**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Dollar amounts in thousands

| Identity of issuer, borrower, lessor, or similar party | Description of investment | | Current value |
|---|---|---|---|
| Participant Loans | Participant loans with interest rates ranging from 9% to 10.5% and maturity dates through December 8, 2005. | $ | 441 |

# WEYERHAEUSER COMPANY
# INVESTMENT GROWTH PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2003

| Participant Contributions Transferred Late to Plan | Total that Constitute Non-Exempt Prohibited Transactions | Description of transaction |
|---|---|---|
| $ 155 | $ 155 | The plan sponsor remitted deferrals for two pay periods for one participant after the date required by the Department of Labor. |
| | | The plan sponsor contributed lost earnings to the participant. |